Capital Southwest Corporation

5400 Lyndon B Johnson Freeway, Suite 1300

Dallas, Texas 75240

May 22, 2017

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management

Attn: Jay Williamson
Washington, DC 20549-8626

RE:	Capital Southwest Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 814-00061

Dear Mr. Williamson:

On May 17, 2017, Capital Southwest Corporation (the “Company”), was provided comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 11, 2017 (File No. 814-00061) (the “Proxy Statement”).

On behalf of the Company, please find below the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are included in boldface below, followed by the Company’s response.

Comment 1:   Please file responses to our comments on EDGAR as correspondence.  Where revised disclosure is required or contemplated by the response, please provide draft revised disclosure with the response letter.  Please allow sufficient time for us to review the responses and revised disclosure prior to filing your definitive Proxy Statement on Schedule 14A.

As requested, this response letter has been filed as correspondence through EDGAR.  We understand that the Staff will require sufficient time to review these responses prior to our filing a definitive Proxy Statement.

United States Securities and Exchange Commission

May 22, 2017

Comment 2:  Please clarify the language in the first paragraph on page 3 of the preliminary Proxy Statement to indicate how the holders’ shares will be voted if the holder signs, dates and returns a proxy card without indicating how the shares are to be voted.

The Company will revise the first paragraph on page 3 of the Proxy Statement to indicate how the holders’ shares will be voted if the holder signs, dates and returns a proxy card without indicating how the shares are to be voted.  The revised disclosure is included in Exhibit C2 to this response letter.

Comment 3:  We note Mr. Armes chose not to stand for reelection to the Board of Directors.  Please confirm his decision to not stand for reelection was not the result of a disagreement with the Company or other Board members.

Consistent with our Current Report on Form 8-K filed on May 10, 2017, the Company confirms to the Staff that Mr. Armes’ decision not to stand for reelection to the Board of Directors was voluntary and not the result of any disagreement with the Company or other Board members.

Comment 4:  We note you provide your executives with annual cash incentive opportunities based on the achievement of certain performance goals and objectives, including the maintenance and growth of dividends and NAV.  However, you do not disclose the performance target levels used nor do you fully explain how the specific amount paid ties to the achievement of the goals listed. Please revise to explain why the NEOs receive the incentive compensation paid.  Please refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

The Company will revise the “Compensation Discussion and Analysis” in the Proxy Statement to more fully describe the program.  In selecting the performance measures which will be used to measure NEO performance, the Committee chooses items that it believes are priorities for the Company for the fiscal year.  The Committee strives to ensure that the performance measures utilized each year to evaluate NEO performance effectively align the performance of each individual NEO with the performance of the Company.  In evaluating the performance of the Company and the individual executives to award annual cash incentives, the Committee uses discretion in determining how successfully the selected performance measures are reflected in the Company's results and the NEO's performance.  The Committee does not assign weights to the different performance measures selected or use the performance measures in a formulaic determination of annual incentive awards.  Exhibit C4 to this response letter contains revised disclosure describing this process.

United States Securities and Exchange Commission

May 22, 2017

Comment 5:  Please confirm whether your reincorporation from Texas to Maryland is in compliance with Rule 145(a)(2) under the Securities Act.

The Company confirms that the proposed conversion from a Texas corporation to a Maryland corporation is in compliance with Rule 145(a)(2) under the Securities Act.  The sole purpose of the conversion is to change the Company’s domicile solely within the Unites States.

Comment 6:  Please revise your discussion of corporate governance provisions under the heading “Impact of the Conversion on Key Corporate Governance Practices” on page 31 of the preliminary Proxy Statement to clearly identify material differences between Texas and Maryland and explain the implications to investors.

The Company acknowledges the Staff’s comments and will revise the discussion under the heading “Impact of the Conversion on Key Corporate Governance Practices” in the Proxy Statement.  The revised disclosure is included in Exhibit C6 to this response letter.

Comment 7:  Please remove the reference to “relevant provisions of the MGCL” from the introductory paragraph under the heading “Description of the Company’s Capital Stock Following the Conversion” on page 35 of the preliminary Proxy Statement.

The Company confirms that it will remove the reference to “relevant provisions of the MGCL” from the introductory paragraph under the heading “Description of the Company’s Capital Stock Following the Conversion.”  The revised disclosure is included in Exhibit C7 to this response letter.

Comment 8:  Please clarify what “best practices” are included in your Maryland Charter and Bylaws, as referred to on page 36 of the preliminary Proxy Statement under the subheading “Charter and Bylaws.”

The Company acknowledges the Staff’s comments and will revise the “Compensation Discussion and Analysis” in the Proxy Statement.  The revised disclosure is included in Exhibit C8 to this response letter.

Comment 9:  Please remove the qualifications with respect to Texas and Maryland law from page 37 of the preliminary Proxy Statement and confirm that you have summarized all the material differences in shareholder rights.

The Company confirms that it will remove the qualifications with respect to Texas and Maryland law.  The revised disclosure is included in Exhibit C9 to this response letter.  The Company confirms that it has summarized all material differences in shareholder rights under Texas and Maryland law.

United States Securities and Exchange Commission

May 22, 2017

Comment 10:  Please revise the discussion on page 44 of the preliminary Proxy Statement to more clearly highlight material differences in the standard of conduct and personal liability of directors and officers. Revised disclosure should focus on the implications for investors.

The Company consulted Maryland counsel.  The Company believes that there are no material differences between the standard of conduct required of directors under Texas law and the standard of conduct required of directors under Maryland law.  For this reason, the Company has removed the standard of conduct discussion from the Proxy Statement.  The Company will revise its comparison of the limitation on personal liability of directors and officers under Texas law to the limitation on personal liability of directors and officers under Maryland law to more clearly highlight the differences and focus on the implications for investors.  The revised disclosure is included in Exhibit C10 to this response letter.

Comment 11:  Please confirm to us your Maryland charter will include language consistent with 17(h) of the Investment Company Act.

The Company confirms that Section 8.6 of the Maryland charter currently contains language consistent with 17(h) of the Investment Company Act.

Comment 12:  We note your Maryland charter, unlike your Texas charter, authorizes the Board to re-classify authorized common shares to preferred shares, as disclosed on page 48 of the preliminary Proxy Statement.  Please confirm you have no intention of issuing any other share classes (i.e., preferred shares) within one year.  If you are unable to confirm, please note we may have additional comments on your disclosures.

The Company confirms that it does not intend to issue any shares classes other than common stock (i.e., preferred shares) within one year of the filing of the Maryland charter after the annual meeting.

Comment 13:  Please consider moving your CD&A closer to Proposal 3 in order to make the disclosure more accessible to investors.

The Company confirms that it will move the sections entitled "Compensation Discussion and Analysis" and "Compensation of Executive Officers" from their current placement in the Proxy Statement to a new position immediately following Proposal 3 in order to make the disclosure more accessible to investors.

United States Securities and Exchange Commission

May 22, 2017

Comment 14:  In the first paragraph of page 55 of the preliminary Proxy Statement, you refer to a “Say on Pay” vote.  Please clarify whether this should refer to a “Say on Frequency” vote.

The Company will revise the first, second and fifth paragraphs on page 55 of the Proxy Statement to remove references to "Say on Pay."  The revised disclosure is included in Exhibit C14 to this response letter.

Comment 15:  Please provide us with a legible copy of your proxy card that meets the requirements of Rule 14a-4.

The Company has included a legible copy of the proxy card that meets the requirements of Rule 14a-4 as Exhibit C15 to this letter.  The Company also confirms that it will file a legible copy of the proxy card with the definitive Proxy Statement.

United States Securities and Exchange Commission

May 22, 2017

If you have any questions, please do not hesitate to contact Michael S. Sarner at (214) 884-3829.

Sincerely,

/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer

CC:	David Kern
Jones Day
2727 North Harwood Street
Dallas, Texas 75201-1515

Exhibit C2

If you sign, date and return a proxy card and do not make any selection on the proxy card, the proxy holders named on your proxy card will vote your shares in favor of (1) the election of all of the director nominees, (2) the proposal to convert the Company from a Texas corporation to a Maryland corporation, (3) the proposal to approve, on an advisory basis, the compensation of our named executive officers, (4) the proposal to select, on an advisory basis, that the advisory vote on the compensation of our named executive officers occur every year and (5) the ratification of the appointment of Grant Thornton as our independent registered public accounting firm for the 2018 fiscal year.

Exhibit C4

Annual Cash Incentive Opportunities

Annual cash incentive opportunities are intended to reward individual performance as well as operating results during the year and therefore can be highly variable from year to year. The Committee established the target annual cash incentive opportunities for the NEOs at the start of the year, taking into account the potential contribution by that executive to overall company performance and each executive’s industry experience ~~length of tenure~~, relative to the market. For fiscal 2018, the Committee set the annual cash incentive opportunity at 150% of annual base salary for Mr. Diehl and 125% of annual base salary for Mr. Sarner, consistent with fiscal 2017. No threshold or maximum payout levels were set. The Committee may, in its sole discretion, award cash incentives that are higher or lower than the target annual cash incentive opportunities set for fiscal 2017.

At the start of each fiscal year, the Committee also establishes ~~the~~ Company and individual performance ~~to be achieved to earn the target annual cash incentive award~~ measures. The Committee strives to ensure that the performance measures utilized each year to evaluate NEO performance effectively align the performance of each individual NEO with the performance of the Company.  The fiscal ~~year~~ 2017 performance ~~criteria~~ measures used for determining the annual cash incentive for NEOs included, among other things, the following:

•    Achievement of significant corporate financial objectives, particularly~~;~~: (1) investment income growth, (2) pre-tax net investment income growth, (3) dividend growth, (4) growth and diversification of the investment portfolio, (5) overall credit quality of the investment portfolio, (6) liquidity and capital flexibility, (7) preservation of net asset value and (8) total return on shareholders’ equity;

•    Individual performance and achievement of individual goals, as well as the contribution to corporate objectives;

•    Maintaining the highest ethical standards, internal controls and adherence to regulatory requirements; and

•    Appropriate and planned development of personnel.

In April 2017, the Committee evaluated the overall outcome of these performance measures in determining the annual cash incentive payout. In determining the cash incentive awards for fiscal 2017, the Committee considered the following: (1) investment income of $23.5 million vs. $9.2 million in the prior year, (2) pre-tax net investment income of $0.61 per share compared to ($0.76) per share in the prior year, (3) declared $0.79 per share in total cash dividends compared to $0.14 per share in the prior year, (4) net asset value of $17.80 per share compared to $17.34 per share in the prior year, (5) $287 million in total investments at fair value, with no investments on non-accrual, compared to $178 million in total investments at fair value in the prior year, (6) closed a credit facility with $100 MM in commitments, an accordion to $150 MM, and $75 MM available to draw at year end and (7) total return on shareholders’ equity of 8.6% for fiscal year 2017.

The Committee ~~evaluated~~ concluded that the performance ~~against these goals for fiscal 2017 in April 2017 and determined each NEO’s achievement of the goals and the amount of~~ of the Company and each individual NEO was at a consistent high level in fiscal year 2017, resulting in excellent financial results. In evaluating these results, the Committee did not assign weights to these performance measures and used discretion in determining the annual cash incentive ~~to be paid as a result~~ compensation awarded to each NEO. Based on ~~the~~  the fiscal year 2017 evaluation, and upon completion of the annual audit, Mr. Diehl was ~~paid~~ awarded an annual cash incentive of $751,938 (representing 170% of his base salary) and Mr. Sarner was awarded ~~paid~~ an annual cash incentive of $528,795 (representing 142% of his base salary). The Committee believes the annual cash incentives earned by the NEOs are appropriate in relation to Capital Southwest’s financial performance for fiscal 2017 as well as each named executive officer’s individual performance during that period.

Exhibit C6

The following is a description of the impact of the Conversion on some of the key corporate governance provisions relating to shareholder rights. Please see the section captioned "Comparison of Shareholder Rights Before and After the Conversion" for a more complete discussion.

Key Governance Provision	CSWC Texas	CSWC Maryland
Plurality Voting for Directors	Directors are elected by plurality vote.	Same.
Shareholder Ability to Act by Written Consent	Shareholders may act by written consent but unanimous written consent is required.	Same.
Charter Amendments	Amendments to the Texas Charter require the approval of holders of two-thirds of the outstanding shares.

Amendments to the Maryland Charter generally require the approval of holders of a majority of the outstanding shares (amendments to certain provisions require approval of holders of two-thirds of the outstanding shares).

Amendments to Bylaws	The Texas Bylaws may be amended by action of the Board or by action of the Company’s shareholders.	Same.
Shareholder Vote Required for Merger or Sale of All or Substantially All Assets	Generally, a merger or sale of all or substantially all of the Company’s assets requires the approval of two-thirds of outstanding shares.	Generally, a merger or sale of all or substantially all of the Company’s assets requires the approval of a majority of outstanding shares.
Shareholder Ability to Call a Special Meeting	Shareholders holding 10% of the Company’s outstanding stock may call a special meeting.	Shareholders holding a majority of the Company’s outstanding stock may call a special meeting.

Board Vacancies	Vacancies on the Board may be filled by an election at a meeting of the shareholders or by the vote of a majority of the remaining directors.

Vacancies on the Board for any reason other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum, and any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire Board.  Shareholders may elect a successor to fill a vacancy on the Board which results from the removal of a director.

Removal of Directors	Shareholders may remove directors for cause with the approval of two-thirds of outstanding shares.	Same.
Unsolicited Takeovers Act	The Board does not have the right to pass resolutions that override certain provisions of the Texas Charter or Texas Bylaws without shareholder approval.

Same, as a result of the Maryland Charter’s opting out of Maryland’s Unsolicited Takeovers Act, which gives boards the ability to pass resolutions, in certain circumstances, that would override certain provisions of the corporation’s charter and bylaws without shareholder approval.

Classification of Stock	The Board does not have the ability to classify or reclassify unissued shares of stock.	The Board may classify and reclassify any unissued shares of stock into other classes or series of stock without shareholder approval.

Declaration and Payment of Dividends	The Board may authorize dividends if the payment of the dividends does not (1) render the Company unable to pay its debts as they become due or (2) exceed either the Company’s net assets or surplus.

The Board may authorize dividends if the payment of the dividends does not (1) render the Company unable to pay its debts as they become due or (2) cause total assets to be less than the sum of total liabilities plus the amount need to satisfy any preferential rights upon dissolution of the Company; except the Company may make dividends from (a) net earnings in the same fiscal year the dividend is paid, (b) net earnings from the preceding fiscal year or (c) the sum of net earnings for the preceding eight fiscal quarters.

Advance Notice	The Texas Bylaws do not contain specific advance notice or information requirements for business to be brought before a shareholder meeting.	The Maryland Bylaws contain advance notice and information requirements for business to be brought before a shareholder meeting.
Indemnification of Officers and Directors

Indemnification of directors is permissive.  The Texas Charter allows for indemnification of directors and officers to the fullest extent permitted by law, but does not provide for advancement of expenses.

Indemnification of directors and officers is permissive.  The Maryland Charter allows for indemnification of directors and officers to the fullest extent permitted by law and provides including advancement of expenses.

Exhibit C7

If this Conversion proposal is approved by our shareholders and the Conversion is completed, CSWC Texas will convert into CSWC Maryland, and the rights of shareholders of CSWC Maryland will generally be governed by the MGCL and the Maryland Charter and Maryland Bylaws. The following is a description of the capital stock of CSWC Maryland upon completion of the Conversion. This description is not intended to be complete and is qualified in its entirety by reference to the full texts of the proposed Maryland Charter and Maryland Bylaws, copies of which are attached as Appendices D and E, respectively~~, and relevant provisions of the MGCL~~.

Exhibit C8

Charter and Bylaws. The provisions of the Maryland Charter and Maryland Bylaws are generally similar in substance to those of the Company’s existing Texas Charter and Texas Bylaws in most respects, except when modified to conform to Maryland law or updated to conform to what we believe are current best practices with respect to advance notice of matters to be brought before a shareholder meeting, indemnification and exculpation of officers and directors and simple majority voting standards for the approval of mergers, business combinations and charter amendments.

Exhibit C9

The summary below does not purport to be a complete statement of the respective rights of holders of our common stock before and after the Conversion, and is qualified in its entirety by reference to ~~the TBOC and the MGCL, to~~ our Texas Charter and Texas Bylaws, and to the Maryland Charter and the Maryland Bylaws.

Exhibit C10

~~Standard of Conduct~~

~~Under Texas law, a director owes the fiduciary duties of loyalty (including good faith), care and obedience to the corporation.~~

~~The duty of loyalty requires a director to act in good faith and to not allow personal interest to prevail over that of the corporation.~~

~~The duty of care requires a director to act and perform corporate duties in the same manner as an ordinarily prudent person would under similar circumstances. In performing this obligation, a director must be diligent and informed and exercise honest and unbiased business judgment in pursuit of corporate interests. Texas law provides that a director may in good faith rely on information, opinions, reports or statements prepared by officers or employees of the corporation, counsel, accountants and investment bankers.~~

~~The duty of obedience requires that a director avoid committing acts beyond the scope of the powers of the corporation.~~

~~When a director acts consistently with the director’s duties of loyalty (including good faith), care and obedience, the director’s decisions are generally presumed to be valid under the Texas business judgment rule.~~

~~Standard of Conduct~~

~~The MGCL requires that a director act in good faith, in a manner the director reasonably believes to be in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances.~~

~~In addition, under the MGCL, any act of a director of a corporation is presumed to satisfy this standard of conduct.~~

Limitation on Personal Liability of Directors

The TBOC permits corporations to include in the charter a provision limiting the personal liability of directors to the corporation and its shareholders for an act or omission in his or her capacity as a director, except to the extent the person is found liable under applicable law for:

(1)breach of the duty of loyalty to the corporation or its shareholders;

(2)acts or omissions not made in good faith that constitutes a breach of duty to the corporation or that involve intentional misconduct or a knowing violation of the law;

(3)a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

(4)an act or omission for which the liability of the director is expressly provided by statute.

Although permitted by the TBOC, t~~T~~he Texas Charter does not contain a provision limiting the personal liability of directors ~~as permitted by the TBOC~~.

Limitation on Personal Liability of Directors and Officers

The MGCL permits a corporation to include in its charter a provision limiting the personal liability of both its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from:

(1) actual receipt of an improper benefit or profit in money, property or services; or

(2) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action.

The Maryland Charter contains a provision limiting the personal liability of directors and officers to the fullest extent permitted by Maryland law.

Under the MGCL, a director may not be liable for monetary damages in circumstances in which there may have been a breach of fiduciary duty.  Because the MGCL establishes fewer exceptions to a corporation’s ability to limit personal liability of its directors and officers, the TBOC statutory exculpation provisions may be narrower than the MGCL.

Exhibit C14

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and SEC regulations, the shareholders are entitled to vote on how frequently we should request that our shareholders vote on a non-binding basis on executive compensation. ~~This is sometimes referred to as the “Say on Pay” vote.~~

By voting on this proposal, shareholders may indicate whether they prefer that we conduct the advisory ~~“Say on Pay”~~ vote on executive compensation every one year, every two years or every three years. Shareholders may also abstain from casting a vote on this proposal. Pursuant to the Act, the shareholder vote on the frequency of the ~~“Say on Pay”~~ vote on executive compensation is an advisory vote only, and it is not binding on the Company or the Board.

After careful consideration of this proposal, our Board has determined that an advisory vote on executive compensation that occurs every one year is the most appropriate alternative for our Company and our shareholders at this time.

Even though your vote is advisory and therefore will not be binding on the Company or our Board, our Board and the Compensation Committee value the opinions of our shareholders and will consider the outcome of the vote on this proposal when deciding the frequency of future advisory votes on executive compensation.

THE BOARD OF RECOMMENDS THAT YOU VOTE FOR “ONE YEAR” ON THE FREQUENCY OF ADVISORY ~~“SAY ON PAY”~~ VOTE ON THE COMPENSATION OF OUR EXECUTIVE OFFICERS.

Exhibit C15

See attached.

1234567 VOTE BY MAIL 123,456,789,012.12345 TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. For All Withhold All For All Except To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the The Board of Directors recommends you vote FOR the following: nominee(s) on the line below. 0 0 0 1. Election of Directors Nominees 01 David R. Brooks 06 John H. Wilson 02 Bowen S. Diehl 03 Jack D. Furst 04 T. Duane Morgan 05 William R. Thomas III The Board of Directors recommends you vote FOR proposals 2, 3 and 5 and 1 YEAR on Proposal 4. For 0 For 0 2 years 0 For Against 0 Against 0 3 years 0 Against Abstain 0 Abstain 0 Abstain 0 Abstain 2 Proposal to approve, the conversion of Capital Southwest Corporation from a Texas corporation to a Maryland corporation. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 3 Proposal to approve, on an advisory basis, executive compensation. 1 year 0 4 Proposal to approve, on an advisory basis, the frequency of the advisory vote on executive compensation. Committee of Grant Thornton LLP as our Investor Address Line 3 John Sample attorney, executor, administrator, or other fiduciary, please give full ANY CITY, ON A1A 1A1 partnership name, by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date 02 0000000000 1 OF 1 1 2 0000338669_1 R1.0.1.15 5Proposal to ratify the appointment by our Audit 000 independent registered public accounting firm for the fiscal year ending March 31, 2018. Please sign exactly as your name(s) appear(s) hereon. When signing as title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or Investor Address Line 1 Investor Address Line 2 Investor Address Line 4 Investor Address Line 5 1234 ANYWHERE STREET SHARES CUSIP # JOB #SEQUENCE # VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 John Sample 234567P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. 1234567 Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. NAME THE COMPANY NAME INC. - COMMON THE COMPANY NAME INC. - CLASS A THE COMPANY NAME INC. - CLASS B THE COMPANY NAME INC. - CLASS C THE COMPANY NAME INC. - CLASS D THE COMPANY NAME INC. - CLASS E THE COMPANY NAME INC. - CLASS F THE COMPA N Y NAME INC. - 401 K CONTROL # → SHARES123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 x PAGE1 OF 2 CAPITAL SOUTHWEST CORPORATION ATTN: BROOKE SCHMIDT 5400 LBJ FREEWAY, SUITE 1300 DALLAS, TX 75240 Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 8 8 8 1 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 234567 234567 234567 234567

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Form 10-K is/are available at www.proxyvote.com CAPITAL SOUTHWEST CORPORATION Annual Meeting of Shareholders August 2, 2017 9:00 AM This proxy is solicited by the Board of Directors The shareholders hereby appoint Michael S. Sarner and Brooke Schmidt, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of Capital Southwest Corporation, that the shareholders is/are entitled to vote at the Annual Meeting of shareholders to be held at 9:00 AM, CDT on August 2nd, 2017, at the Hilton Dallas Lincoln Centre located at 5410 LBJ Freeway, Dallas, Texas 75240, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side 0000338669_2 R1.0.1.15